SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                (Amendment No. 1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)


                          ASSURANCEAMERICA CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, PAR VALUE $0.01
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    04621M102
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 APRIL 12, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                     |_|    Rule 13d-1(b)
                     |X|    Rule 13d-1(c)
                     |_|    Rule 13d-1(d)

--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------------------------------------------------------------------------------
CUSIP NO. 04621m102                 13G                      Page 2 of 10 Pages
--------------------------------------------------------------------------------

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Heritage Fund Advisors, LLC

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Georgia, United States of America

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           N/A
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,662,000 shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         N/A
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,662,000 shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


7,662,000 shares of Common Stock
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


14.13 of the outstanding Common Stock
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


OO (Limited Liability Company)
________________________________________________________________________________

--------------------------------------------------------------------------------
CUSIP NO. 04621m102                 13G                      Page 3 of 10 Pages
--------------------------------------------------------------------------------

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Heritage Assurance Partners, L.P.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Georgia, United States of America

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           N/A
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,662,000 shares of Common Stock
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         N/A
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,662,000 shares of Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


7,662,000 shares of Common Stock
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


14.13 of the outstanding Common Stock
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


PN (Limited Partnership)
________________________________________________________________________________

--------------------------------------------------------------------------------
CUSIP NO. 04621m102                 13G                      Page 4 of 10 Pages
--------------------------------------------------------------------------------

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     John F. Ray

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Georgia, United States of America

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           Beneficial ownership of all shares of Common Stock
                    disclaimed.
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          Beneficial ownership of all shares of Common Stock
                    disclaimed.
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         Beneficial ownership of all shares of Common Stock
                    disclaimed.
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            Beneficial ownership of all shares of Common Stock
                    disclaimed.
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


Beneficial ownership of all shares of Common Stock disclaimed.
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

N/A
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________

Item 1.  (a)      NAME OF ISSUER:

                  AssuranceAmerica Corporation.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5500 Interstate North Pkwy., Suite 600, Atlanta, Georgia 30328

Item 2.  (a)      NAME OF PERSON FILING:

                  Heritage Assurance Partners, L.P.
                  Heritage Fund Advisors, LLC
                  John F. Ray

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  For all persons filing:

                  3353 Peachtree Road, N.E., Suite 1040
                  Atlanta, GA 30326

         (c)      CITIZENSHIP:

                  For all persons filing:

                  State of Georgia, United States of America

         (d)      TITLE OF CLASS OF SECURITIES:

                  Common Stock, Par Value $0.01 Per Share

         (e)      CUSIP NUMBER:

                  04621M02

Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                              (Page 5 of 10 Pages)

         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e) |X| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

         (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

         (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Heritage Fund Advisors, LLC is an investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E).

Item 4.           OWNERSHIP.

                                                       Heritage Assurance     Heritage Fund
                                                         Partners, L.P.       Advisors, LLC     John F. Ray
                                                       ------------------     --------------    -----------
           (a) Amount Beneficially
               Owned:                                      7,662,000             7,662,000       Disclaimed

           (b) Percent of Class:                              14.13%               14.13%           N/A
           (c) Number of Shares to

               Which Reporting Person

               Has:
               (i)   Sole Voting Power:                       N/A                   N/A            N/A
               (ii)  Shared Voting Power:                  7,662,000             7,662,000      Disclaimed
               (iii) Sole  Dispositive Power:                 N/A                   N/A            N/A
               (iv)  Shared Dispositive Power:             7,662,000             7,662,000      Disclaimed

                              (Page 6 of 10 Pages)

                  The reported shares (7,662,000) represent the shares of Common Stock into which the shares of unregistered Series A Convertible Preferred Stock (766,200) are convertible into pursuant to a 10:1 conversion ratio as set forth in the issuer's articles of incorporation.

                  The reported shares are owned directly by Heritage Assurance Partners, L.P. ("HAP"), whose general partner is Heritage Fund Advisors, LLC, an investment advisor (the "General Partner"). The General Partner could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with HAP.

                  John F. Ray is the sole manager of the General Partner, and could be deemed to be an indirect beneficial owner of the reported shares. He could be deemed to share such indirect beneficial ownership with the General Partner and HAP. Messr. Ray expressly disclaims beneficial ownership of the reported shares, and the filing of this report shall not be deemed to be an admission that he is a beneficial owner of the reported shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Heritage Capital Advisors, LLC is the sole member of the General Partner, and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported shares beneficially owned indirectly by the General Partner.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                  HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

                              (Page 7 of 10 Pages)

Item 10. CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             (Page 8 of 10 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


                                       Date: April 29, 2005

                                       HERITAGE ASSURANCE PARTNERS, L.P.

                                       By: Heritage Fund Advisors, LLC,
                                           General Partner

                                       By:      /s/ J. Wesley Grace
                                       ----------------------------------------
                                       Name:    J. Wesley Grace
                                       Title:   Treasurer

                                       Date: April 29, 2005

                                       HERITAGE FUND ADVISORS, LLC

                                       By:      /s/ J. Wesley Grace
                                       ----------------------------------------
                                       Name:    J. Wesley Grace
                                       Title:   Treasurer

                                       Date: April 29, 2005

                                       /s/ John F. Ray
                                       ----------------------------------------
                                       John F. Ray


                             (Page 9 of 10 Pages)

                                  Exhibit Index


Exhibit 1 Joint Filing Agreement dated as of April 29, 2005, by and among Heritage Assurance Partners, L.P.; Heritage Fund Advisors, LLC; and John F. Ray.



                            (Page 10 of 10 Pages)

                                    EXHIBIT I

                  JOINT FILING AGREEMENT and POWER OF ATTORNEY

         Pursuant to Rule 13d-1(k), the undersigned hereby agree that the attached Schedule 13G (including any amendments thereto) is filed on behalf of each of them.

         Each of the undersigned hereby makes, constitutes, and appoints J. Wesley Grace and John F. Ray, and each of them acting alone, their true and lawful attorney-in-fact, with full power of substitution and resubstitution, for it in any and all capacities to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this Schedule 13G, together with exhibits to any such amendments and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or said attorney-in-fact's substitute or substitutes may do or cause to be done by virtue hereof.

                                       Date: April 29, 2005

                                       HERITAGE ASSURANCE PARTNERS, L.P.

                                       By: Heritage Fund Advisors, LLC, General
                                           Partner

                                       By:      /s/ J. Wesley Grace
                                       ----------------------------------------
                                       Name:    J. Wesley Grace
                                       Title:   Treasurer

                                       Date: April 29, 2005

                                       HERITAGE FUND ADVISORS, LLC

                                       By:      /s/ J. Wesley Grace
                                       ----------------------------------------
                                       Name:    J. Wesley Grace
                                       Title:   Treasurer

                                       Date: April 29, 2005

                                       /s/ John F. Ray
                                       ----------------------------------------
                                       John F. Ray


                            (Page 11 of 10 Pages)